DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz, Esq. Peter.Astiz@dlapiper.com T 650.833.2036 F 650.687.1209

December 1, 2016

VIA COURIER AND EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Daniel F. Duchovny, Special Counsel

Re:	TubeMogul, Inc.
Schedule 14D-9 filed November 18, 2016
File No. 005-88262

Ladies and Gentlemen:

On behalf of TubeMogul, Inc. (the “Company”), we submit this letter in response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 23, 2016, relating to the above referenced Schedule 14D-9 filed with the Commission on November 18, 2016 (the “Schedule 14D-9”). We are filing via EDGAR this letter concurrently with Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”) and are also sending a hard copy of this letter and the Schedule 14D-9, including a version that is marked to show changes to the originally filed Schedule 14D-9.

Amendment No. 1 is being filed in response to the November 23, 2016 comment letter of the Staff regarding the Schedule 14D-9 and to provide updated information. Set forth below are the Company’s responses to the Staff’s comment letter. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. All references to page numbers in these responses are to the pages of the originally filed Schedule 14D-9.

Schedule 14D-9

Certain Unaudited Prospective Financial Information of TubeMogul, page 39

1.	We note your repeated references to the disclosure being of “certain” information and disclosed in “summary” form. Revise your disclosure to include the full financial projections provided to Morgan Stanley and all bidders in your sales process.

Response:

We note the Staff’s comment regarding the use of the word “certain” on page 39 of the Schedule 14D-9, when introducing the projected financial information tables in the “Certain Unaudited Prospective Financial Information of TubeMogul” section. In using the word “certain”, the Company intended to indicate that it was presenting to its stockholders in the Schedule 14D-9 the material projected financial information that was provided to Morgan Stanley and the bidders, and the Company believes that the information presented in the Schedule 14D-9 includes all such material financial information. The projections furnished to Morgan Stanley and the bidders contained additional granular information relating to the individual components of the projections disclosed in the Schedule 14D-9. The Company

Division of Corporation Finance

Attention: Daniel F. Duchovny, Special Counsel

December 1, 2016

Page Two

believes that it has disclosed the material projections provided to Morgan Stanley and the bidders and does not believe that disclosing the more granular information that makes up those projections would provide additional material information to stockholders.

Furthermore, we respectfully believe that the request to provide the “full financial projections” is neither mandated by the specific disclosure items of Schedule 14D-9 nor contemplated by Section 14(e) of the Securities Exchange Act of 1934 or Rules 14d-9 or 14e-2 thereunder. Because the Company has disclosed all material historical and projected financial information, the Company believes that no revision to the existing disclosure is required.

2.	Disclose the assumptions made in arriving at the financial projections disclosed. We note your reference to “assumptions made by TubeMogul’s management with general business, economic, competitive and geopolitical conditions and additional matters specific to TubeMogul’s business.”

Response:	The Company acknowledges the Staff’s comment and has filed Amendment No. 1 that includes additional disclosure relating to the material assumptions underlying the management projections.

3.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Please provide the reconciliation required under Rule 100(a) of Regulation G, or advise. We may have additional comments after we review your response.

Response:	The non-GAAP financial measures included under the section captioned “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of TubeMogul” are all forward-looking and, as permitted by Rule 100(a)(2) of Regulation G, the Company is unable to present a reconciliation to the most directly comparable GAAP financial measure without unreasonable effort. The Company notes that certain information required to calculate and reconcile to the most directly comparable GAAP financial measure is not ascertainable or accessible, particularly due to the variability and difficulty in making accurate forecasts and projections and the uncertainty of future events.

More specifically, in order to calculate the most directly comparable GAAP financial measure the Company would need to quantify its stock based compensation expense, foreign exchange gains and losses, tax expenses, depreciation and amortization expenses and, to the extent relevant, restructuring charges, expenses related to non-routine stockholder matters and acquisition related expenses for future periods. Many of these items are inherently unpredictable, especially over the time periods contemplated in the Management Projections. In particular, stock based compensation expense is contingent upon the Company’s future stock price and outstanding equity awards, neither of which is information the

Division of Corporation Finance

Attention: Daniel F. Duchovny, Special Counsel

December 1, 2016

Page Three

Company can reasonably predict. Foreign exchange gains and losses are contingent upon future currency exchange rates, also which the Company cannot reasonably predict. Estimating future tax expenses would require substantial and complex accounting work, including assumptions and estimates with respect to, among other things, foreign tax liabilities, the timing of our transition to profitability for tax purposes, the future availability of net operating loss carryforwards, future corporate tax rates and the timing of the release of valuation allowances, all of which are inherently uncertain.

As demonstrated by the foregoing, the Company believes that it cannot reconcile to the most directly comparable GAAP financial measure without unreasonable effort. Accordingly, the Company respectfully submits that reconciliation is not required under Rule 100 of Regulation G.

* * * *

Division of Corporation Finance

Attention: Daniel F. Duchovny, Special Counsel

December 1, 2016

Page Four

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and the Company appreciate the Staff’s attention to the review of the Schedule 14D-9 and Amendment No. 1. Please do not hesitate to contact me at (650) 833-2036 or Brandee Fernandez at (650) 833-2081 if you have any questions regarding this letter, the Schedule 14D-9 or Amendment No. 1.

Very truly yours,

DLA Piper LLP (US)

/s/ Peter M. Astiz

Peter M. Astiz, Esq.

Partner

cc:	Brett Wilson (TubeMogul, Inc.)
Eric Deeds (TubeMogul, Inc.)
Jenny Kim (TubeMogul, Inc.)
Brandee Fernandez (DLA Piper LLP (US))